August 3, 2005

                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

     Re:  American  Republic  Realty Fund I
          Schedule TO-T filed June 2, 2005,
          by Everest Properties II, LLC,

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of July 6, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. For the reasons stated in my previous response letter dated June 30, 2005, the bidder's financial statements are not material to persons considering the Offer. Nonetheless, we have included them as an expedient to completing our offer.

     Without implying any agreement with the comment that U.S. GAAP requires us to do so, we have amended the financial statements to provide a footnote to the balance sheet regarding management's good faith estimate of investment value.

     For the Staff's information, all of the investments are in assets that are not actively traded or readily sold. The estimates that are provided in the footnote require a review of literally hundreds of separate limited partnerships holding real estate and other illiquid assets, in which partnerships the bidder holds either a direct or indirect investment. The most recent estimate performed by management was as of December 31, 2004.

     2. We do not believe this comment is appropriate because it is a comment on drafting style rather than a comment on a substantive disclosure issue. We also do not agree with the Staff's interpretation that the introductory sentence implies that we "have not disclosed all tax consequences that [we] are required to disclose." We have made the required disclosure. In response to the comment, we have deleted the introductory statement.

     We are filing an amendment concurrently with this letter, which includes the extension already announced by press release on August 1, 2005. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,

                                        /s/ Christopher K. Davis

                                        Christopher K. Davis
                                        Vice President and General Counsel

CKD:ckd
Encls.